14048728

U
SECURITIES A
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., D.C.
189

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viscogliosi & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Mack — 212-744-1549
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co. P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

* AB 3/19

3/28/14

OATH OR AFFIRMATION

I, David Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viscogliosi & Company, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
Notary Public, State of New York
No. 01DU6176848
Qualified in Kings County
Commission Expires Nov. 05, 2015

Notary Public

Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISCOGLIOSI & COMPANY, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2013

Viscogliosi & Company LLC's statement of financial condition as of December 31, 2013 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

VISCOGLIOSI & COMPANY, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2013

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Independent Auditors' Report

To the Members
Viscogliosi & Company LLC

Report on the Financial Statements

We have audited the accompanying financial statement of Viscogliosi & Company LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, that is file pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Viscogliosi & Company LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Sanford Becker & Co., P.C.

February 27, 2014

VISCOGLIOSI & COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 187,095
Investment in securities	1,468,197
Property and equipment, less Accumulated depreciation of $22,460	11,730
Other assets	93,313
Total Assets	**$ 1,760,335**
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accrued expenses	$ 36,458
Due to Parent	10,800
Total Liabilities	47,258
Members' Equity	1,713,077
Total Liabilities and Members' Equity	**$ 1,760,335**

See accompanying auditors' report and notes to financial statement.

VISCOGLIOSI & COMPANY, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Viscogliosi & Company, LLC, (the "Company"), is majority owned by Viscogliosi Brothers, LLC ("VB"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and is subject to regulation by the United States Securities and Exchange Commission (SEC) and FINRA.

The Company provides and is engaged in private placements, investment banking and underwriting services.

During the year ended December 31, 2013, the majority of the revenue derived from the Company's private placement income was from affiliated companies in which the Company, VB, or certain members of VB have ownership interests.

VB intends to provide the Company with sufficient working capital to meet future operations and minimum net capital requirements.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing private placement and investment banking services to its clients and when the amount is determinable and realizable.

VISCOGLIOSI & COMPANY, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

Note 1 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company, as a limited liability company, has elected to be treated similar to a partnership, whereby its taxable income or loss is taxable directly to its members. Accordingly, no provision for Federal and State income tax has been provided.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

Tax years 2010 -2012 remain subject to examination by the taxing authorities.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 – Fair Value Measurements of Investments

The Company annually uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures. The Company's investments in securities listed on a national exchange are valued at the last sales price on the date of valuation.

The three-level hierarchy for fair value measurements is defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices for identical assets and liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measure.

At December 31, 2013, assets measured at fair value on a recurring basis:

	Total	Level 1	Level 2	Level 3
Private equity securities	$1,468,197	$ -	$ -	$1,468,197
Total	$1,468,197	$ -	$ -	$1,468,197

The following is a reconciliation of the beginning and ending balances measured at fair value using significant unobservable inputs during the year ended December 31, 2013:

	Beginning Balance	Purchases	Unrealized Gain	Ending Balance
Private equity securities	$1,023,837	$ -	$ 444,360	$1,468,197
Total	$1,023,837	$ -	$ 444,360	$1,468,197

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of SEC rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15th of aggregate indebtedness.

At December 31, 2013, the Company had net capital, as defined, of $149,837 which exceeded the required minimum net capital by $144,837. Aggregate indebtedness at December 31, 2013 totaled $47,257 and the ratio of aggregate indebtedness to net capital was 0.32 to 1.

Note 5 – Related Party Transactions

The Company has an agreement with VB, whereby it pays VB for rent and administrative services. In 2013, the Company incurred $10,800 of such expenses, which remained due and payable to VB as of December 31, 2013.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date the financial statement was available for issuance.